

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via E-mail
Jason M. Montague
Chief Financial Officer
Seven Seas Cruises S. DE R.L.
8300 NW 33rd Street, Suite 100
Miami, FL 33122

> **Re:** **Seven Seas Cruises S. DE R.L.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed March 30, 2012**
> **File No. 333-178244**

Dear Mr. Montague:

We have reviewed your responses to the comments in our letter dated March 15, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Compensation Discussion and Analysis, page 92

Compensation Elements, page 94

Annual Incentive Bonus, page 94

1. We note your response to our prior comment 2. To the extent you believe that disclosure of the target is not required because it would result in competitive harm to you, the registrant, such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K please provide on a supplemental basis a detailed explanation for such conclusion. In the alternative please revise to disclose the 2011 MICP EBITDA target.

Signatures, page II-7

2. We note your response to our prior comment 10 that each individual signing for each coregistrant "has the equivalent authority and capacity" to sign for each such co-registrant "as would a principal executive officer, principal officer, principal accounting officer or controller in a typical company organized and operating under the laws of the United States." Please revise the signature block for each co-registrant so that the second half of each signature block contains signatures indicating such capacities, namely that of principal executive officer, principal financial officer, and either principal accounting officer or controller.

Exhibit 5.3

3. We note your response to our prior comment 11 and we reissue the comment. Please revise to delete paragraphs 3.6, 3.7, 3.11, and 3.12 as it appears these assume material facts or readily ascertainable facts.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Gregory A Ezring, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP